================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               November 24, 2004

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                     Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                    (Address of principal executive office)

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

/s/ Mark Laurie


By:
    Name   Mark Laurie
    Title: Company Secretary

Date: 24 November 2004

                                  (LIHIR LOGO)

                                                            Stock market codes:
LIHIR GOLD LIMITED                                          ASX-LHG
Incorporated in Papua New Guinea                            NASDAQ - LIHRY
ARBN 069 803 998                                            POMSoX - LHG


DATE: 24 NOVEMBER 2004

                       TODAY'S AUSTRALIAN FINANCIAL REVIEW

Lihir Gold Limited is aware of an article in today's Australian Financial Review referring to the contents of an internal newsletter accessed during an investor site visit two weeks ago. This newsletter, prepared for employees, does not accurately or completely reflect the company's current or forecast cost position for 2004 and was out of date at the time of the site visit.

Lihir Gold confirms that the information contained in the presentation given to site visitors and released to the market earlier this month, and contained in the Third Quarter Mining and Exploration Report released on 25 October, accurately reflects the company's operating and cost position.

FOR FURTHER INFORMATION:

Mark Laurie

Manager Corporate, Investor Relations & Company Secretary

Tel: (+675) 986 5576 E-mail: Mark.Laurie@lihir.com.pg Website: www.lihir.com.pg